BAUGH DALTON JONES & HALEY, P.C.
Attorneys At Law

South Terraces, Suite 170
115 Perimeter Center Place
Atlanta, Georgia 30346-1238
Richard W. Jones	Telephone 770-817-1195 Facsimile 770-804-0509

February 29, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn:  Erik Envall

RE:         Capital Financial Holdings, Inc. (“CFH” or the “Company”)
Annual Report on Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011 and
Quarterly Report on Form 10-Q for the Year Ended September 30, 2011
Filed November 8, 2011
File No. 000-25958

Dear Mr. Envall:

You have previously requested greater elaboration on Comments 3 and 4 made in your January 3, 2012 Comment Letter.  In your Number 3 comment, you requested that the Company provide future filings that discussed the specific experience, qualifications, attributes or skills that lead to the conclusion that each director named was qualified to serve as a director.  The discussion below, containing the biography of the directors, has been amended to include this information.  This will be the format used going forward.

Vance A. Castleman – Mr. Castleman is a Real Estate Developer, is President and CEO of Inn-Vestments, Inc., President of Minot Lodging Expo, LLC; President and Board Member of Souris Basin Revolving Loan Committee; and Minot Hospitality Partners, LLC. Mr. Castleman served as a Director of Capital Financial Holdings, Inc. from 1994 to 2010 resuming that position in 2011.

Real Estate Developer (1979 - Present); President and CEO of Inn-Vestments, Inc., (1994 - Present); President, Minot Lodging Expo, LLC (1999 - Present); Director, Capital Financial Holdings, Inc., (1994 – 2010); and Director of Capital Financial Services, Inc., (2002 - 2010). Mr. Castleman was considered by the board to be a good candidate to serve on the board of the Company due to his business experience, his experience serving on other boards and because of his standing in the local business community.

February 29, 2012

Vaune M. Cripe – Ms. Cripe is Vice President and Business Banking Department Manager at American State Bank & Trust, of Dickinson, ND. She has received a number of distinguished honors, including the Dickinson Chamber of Commerce Director of the Year Award, in 1998, the Outstanding Community Volunteer Award, in 2002, and the Greater North Dakota Community Leadership Award, in 2004. Ms. Cripe is a Certified Public Accountant and graduated Summa Cum Laude from Dickinson State University with a B.A. in Accounting.

Senior Vice President, American Bank Center, Dickinson, ND, (1996 - Present); Director, Capital Financial Holdings, Inc., (2005 – Present); Secretary/Treasurer, Stark County Job Development Authority (1999 - Present); Member, North Dakota National Guard Family Advisory Board (2005 - 2009); Certified Public Accountant, (1993 - Present); Chair-Elect, North Dakota Banker’s Association (2008 – Present); Vice-Chair, St. Joseph’s Hospital and Health Center (2009 – Present); and Director, Dickinson State University Foundation (2007 – Present). Ms.. Cripe was considered by the board to be a good candidate to serve on the board of the Company due to her business experience, her training as a CPA and because of her education.

Jeffrey A. Cummer – Mr. Cummer is the President of SMH Capital Advisors, Inc. He formed his first fixed income investment management firm in 1989 and later created Cummer Moyers Capital Advisors, Inc. (CMCA) in 1996. In 2000, CMCA merged with SMH Group and changed its name to SMH Capital Advisors, Inc. (SMHCA). Before forming his own investment firm in 1989, Mr. Cummer served as a Limited Partner with Edward D. Jones & Company. Prior to that, he was a corporate cash manager and financial analyst for the GTE Corporation. Mr. Cummer is a Certified Financial Planner and holds a bachelor’s degree in finance and risk management from the University of Illinois.

President and Senior Portfolio Manager, SMH Capital Advisors, Inc., (1989 - Present); President and Director, Select Partners Limited (Cayman) (1999 - Present); CEO, Chairman of Xponential, Inc., (2002 - Present); Chairman (2007 – Present) and Director (2006 – Present), Capital Financial Holdings, Inc.; Chairman, (2007 – Present); PawnMart, Inc; (2002 – Present). Mr. Cummer was considered by the board to be a good candidate to serve on the board of the Company due to his extensive deal making and business experience, his experience serving on other boards, his experience in the financial services industry, and his educational background.

Gregory G. Philipps – Mr. Philipps is President of Pension Fund Evaluations, Inc. (2001-Present). He serves as the Firm's General Securities Principal and is a Registered Representative with the National Association of Security Dealers (NASD) series 24, 7, and 63 registered. Mr. Philipps has spoken at numerous investment conferences including the International Foundation of Employee Benefit Plans, TECS public Fund conference, TECS Fire and Police conference and World Research Group; topics have included asset allocation, diversification, trade execution and alternative investments. Mr. Philipps attended Bryant College and subsequently received his Bachelor of Science Degree from Adelphi University, Garden City, New York in Business and Finance.

Mr. Philipps is President, Pension Fund Evaluations, Inc., (2001 – Present); Director, Capital Financial Holdings, Inc., (2008 – Present). Mr. Phillips was considered by the board to be a good candidate to serve on the board of the Company due to his experience in the securities industry, and his general business experience.

Myron D. Thompson – Myron Thompson is an entrepreneur and has been in the restaurant business since 1970, and since that time he has been involved in opening over 40 restaurants.  He has also been involved in several non-food related operations including Money Mailer and Check Rite, and several temporary help companies, including Labor Force in Minneapolis, Minnesota.  Myron graduated from Minot State College.

Mr. Thompson is President, CEO and Director, Food Management Investors, Inc. a.k.a. FMI, Inc. (1990-Present); President and Director, Apple Core Enterprises, Inc. (1990-Present); General Partner, Dakota Apple Partnership (1994-Present); President, Director, and Member, Village Ventures, LLC (1995-Present); President, Director, and Member, Ventures North, LLC (2002-Present). Mr. Thompson was considered by the board to be a good candidate to serve on the board of the Company due to his broad business experience, and because of his standing in the local business community.

In your Number 4 comment, you asked the Company to please revise future filings to include the ages of their executive officers.  In this regard, you refer specifically to Item 401(b) of Regulation S-K.  In the table below, you will see our new proposed filing that will appear in future proxies and will contain the ages of our executive officers.

February 29, 2012

The following table provides information concerning our officers and directors.

Name and Address	Age	Position(s)
John Carlson	48	President, C.E.O.
Jacqueline Case	64	President, C.E.O.

Hopefully, these disclosures are responsive to your Comment Letter, and your further comment by telephone.  If you have any additional questions or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

By	/s/ Richard W. Jones
Richard W. Jones

RWJ:sd